Charles J. Bair (858) 550-6142 cbair@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

January 22, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey	Riedler

  John Krug

  Daniel Greenspan

  Vanessa Robertson

  Joel Parker

Re:	Trius Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-162945)

Response Letter dated January 21, 2010

Dear Ms. Robertson and Messrs. Riedler, Krug, Greenspan and Parker:

We are filing this supplemental information via EDGAR on behalf of our client, Trius Therapeutics, Inc. (the “Company”), in response to the January 21, 2010 comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”) and the supplemental response letter we delivered on behalf of the Company to the Staff via EDGAR on January 13, 2010.

Attached as Exhibit A hereto please find marked copies of those sections of the Registration Statement that have been revised in response to the Staff’s comment in the Comment Letter (the “Revised Pages”), with the marked changes reflecting revisions to Amendment No. 2 to the Registration Statement filed with the Commission on January 5, 2010. We have incorporated the text of the comment in the Comment Letter into this supplemental response letter in the paragraph below for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Revised Pages. We are submitting this letter via EDGAR in accordance with the Staff’s request and courtesy copies of this letter are being submitted to the Staff by FedEx.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 22, 2010

Page Two

Staff Comment and Company Response

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 52

1. Please revise your disclosure to bridge the gap between the assumed initial public offering price of $13.00 per share and the fair value of common stock on September 17, 2009 of $7.57. Please disclose each factor that contributed to the difference between the fair value of the options that were granted and the estimated IPO price in more detail than you included in your correspondence dated January 13, 2010. Specifically, include an explanation for why the Notice of Allowance for your patent application supports a significantly higher proposed IPO price. Finally, please disclose whether any equity issuances were made subsequent to September 30, 2009 up until the date of your filing and if so, disclose the fair value along with the assumptions and methodology used.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure as requested on pages 53-57 of the Revised Pages to disclose each factor that contributed to the increase in the fair value of the Company’s common stock from September 17, 2009 through January 13, 2010, the date on which the Company’s estimated initial public offering price range was established. The Company respectfully submits that it believes that it has appropriately applied an assessment of fair value utilizing the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company recognizes that there is a significant increase in the value of the Company between September 17, 2009 (the date of grant of the last stock option reflected in the Company’s interim financial statements) and January 13, 2010 (the date on which the Company established the anticipated range of its initial public offering price). The Company believes that the disclosure set forth in the Revised Pages will provide investors with a clear indication of the key value creation events achieved by the Company in this intervening period that have led to the increase of the reassessed fair value of the Company’s common stock from $7.57 as of September 17, 2009 to $13.00 as of January 13, 2010. In addition, the Company has disclosed on page 55 of the Revised Pages all equity issuances subsequent to September 30, 2009, including the associated reassessed fair value of the Company’s common stock on such grant dates, and the assumptions and methodology used in establishing that fair value.

**********

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 22, 2010

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Pages as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this supplemental response letter and the Revised Pages to me at (858) 550-6142 or Ethan E. Christensen, Esq. at (858) 550-6076.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.

John P. Schmid, Trius Therapeutics, Inc.

M. Wainwright Fishburn, Jr., Esq., Cooley Godward Kronish LLP

Ethan E. Christensen, Esq., Cooley Godward Kronish LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Divakar Gupta, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Exhibit A

performed or the costs of these services, our actual expenses could differ from our estimates which could materially affect our results of operations. Adjustments to our accruals are recorded as changes in estimates become evident. Furthermore, based on amounts invoiced to us by our service providers, we may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as services are rendered.

Stock-Based Compensation

We account for stock compensation by measuring and recognizing compensation expense for all stock-based payments made to employees and directors based on estimated grant date fair values. We use the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including the expected stock price, volatility, the calculation of expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

The following table summarizes our assumptions used in the Black-Scholes model:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Expected volatility	72%	61%	54%	54%	66% – 70%
Expected term (in years)	5.25 – 6.10	5.71 – 6.14	5.89 – 6.14	5.89 – 6.14	4.96 – 6.10
Risk-free interest rate	4.61% – 5.02%	2.96% – 4.69%	3.24% – 3.50%	3.24% – 3.50%	1.70% – 2.73%
Expected dividend yield	0%	0%	0%	0%	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term. We elected to utilize the “simplified” method for “plain vanilla” options to estimate the expected term of stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero coupon United States Treasury instruments that had terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Common Stock Fair Value. Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with the assistance of our management, in good faith based on a number of objective and subjective factors including:

•

The prices of our convertible preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preference of our convertible preferred stock;

•	Our results of operations, financial position and the status of our research and development efforts, including the release of our Phase 2 clinical trial data for torezolid phosphate;

•	Our stage of development and business strategy;

•	The composition of and changes to our management team;

•	The market value of a comparison group of privately held pharmaceutical and biotechnology companies that are in a stage of development similar to ours;

•	The lack of liquidity of our common stock as a private company;

•

Contemporaneous valuations performed by an unrelated valuation specialist prepared in accordance with methodologies outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation;

•	The likelihood of achieving a liquidity event for the shares of our common stock and underlying stock options, such as an initial public offering, given prevailing market conditions; and

•	The material risks related to our business.

Based on these factors, our board of directors granted options at exercise prices that increased from $0.52 per share in 2006 up to $7.57 per share in 2009.

We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from estimates. We estimate forfeitures based on our historical experience.

In connection with the preparation of the financial statements necessary for inclusion in the registration statement related to this offering, in 2009 we reassessed the estimated fair value of our common stock for financial reporting purposes. We reassessed the estimated fair value of our common stock for each quarterly period during the year ended December 31, 2008 and for each quarterly period during the nine months ended September 30, 2009. When we performed valuation analyses on March 19, 2008, May 1, 2008, September 22, 2008 and June 8, 2009, we concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to this period, we determined certain stock options granted during 2008 and 2009 had an exercise price different from the reassessed fair value of the common stock at the date of grant. We used these fair value reassessments to determine stock-based compensation expense which is recorded in our financial statements.

Our analysis was based on a methodology that first estimated the fair value of our business as a whole, or enterprise value, and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the 2009 reassessment of fair value relied primarily on the “market approach” to estimate enterprise value giving consideration to the total financing amount received by us, the implied enterprise value of our business based on our convertible preferred stock transactions, market-based private company sale and financing transactions and expectations with respect to an initial public offering.

Our enterprise value was originally allocated to our different classes of equity using the option pricing method. The option pricing method involves making certain other assumptions regarding the anticipated timing of a potential liquidity event, the expected volatility of our equity securities and effects of rights of our convertible preferred stock as compared to those of our common stock. The per share price of the Series B redeemable convertible preferred stock was higher than the estimated fair value of our common stock as of March 19, 2008, May 1, 2008 and September 22, 2008 since the enterprise valuations used on those dates to estimate the common stock fair value relied on both the Series B preferred financing and market-based private company sale transactions. Collectively, all convertible preferred stock pricing reflects rights not attributed to common stock including:

•

Price-based anti-dilution protection, which increases the conversion ratio of our convertible preferred stock if we issue stock at prices lower than the original issue prices of our outstanding convertible preferred stock (subject to certain exceptions);

•

Liquidation preferences, which provide that in the event of our acquisition, the holders of our outstanding convertible preferred stock have the right to receive their original investment amounts plus any declared and unpaid dividends prior to the payment of any amounts to the holders of our common stock;

•	Dividend rights that require the payment of a dividend on our convertible preferred stock prior to the payment of a dividend on our common stock;

•	The right to elect a majority of our directors; and

•

Approval rights with respect to our ability to issue any stock that has rights on parity with or senior to our convertible preferred stock, to pay dividends on our common stock, to redeem any of our outstanding stock (subject to certain exceptions), to sell our business, to increase the number of authorized shares of convertible preferred stock, to amend our certificate of incorporation in a manner adverse to the holders of our convertible preferred stock, or to change the authorized number of our directors.

The valuation methodology utilized to reassess the estimates of fair value from 2008 through 2009 also relied primarily on the “market approach” to estimate enterprise value and then allocated the enterprise value to our different classes of equity using the probability-weighted expected return method whereby the value of our common stock was estimated based on an analysis of future values for the equity assuming various future outcomes including liquidity events. Our 2008 through 2009 estimated share values are based on the probability-weighted present value of expected investment returns, considering each of the possible future outcomes available to us. In our situation, the future outcomes included three alternatives: (1) we complete an initial public offering with an assumed pre-money valuation, (2) we sell our business to a third party at an enterprise value equal to the average value of the companies that we surveyed in the analysis, and (3) we have an event in which no liquidity is available for common stockholders.

For the first alternative, the estimated future values of our common stock were based on our anticipated offering price since there were no comparable initial public offerings completed in 2008 or 2009. For the second alternative, the estimated future and present values of our common stock were based on a survey of privately held biotechnology and pharmaceutical companies that were sold to third parties between 2006 and 2009. For the first two alternatives, the estimated future and present values were calculated using assumptions including: the expected pre-money or third party sale valuations based on the market approach, the expected dates of the future expected initial public offering or third party sale and an appropriate risk-adjusted discount rate. For the scenario in which we have an event in which no liquidity is available for common stockholders, the estimated value of our common stock was based on the value remaining after payment of the cumulative liquidation preferences of the outstanding convertible preferred stock. The present value calculated for our common stock under each scenario was probability-weighted based on our estimate of the probability of each scenario. We assigned weights to each scenario based on significant judgments and estimates that included the impact of operational factors, our estimates regarding when we may be able to complete an initial public offering or third party sale and market data.

Finally, the estimated fair value of our common stock was reduced by a discount for lack of marketability. The discount for lack of marketability was analyzed in light of the restrictive factors associated with privately held common stock. For our determination of an appropriate discount for lack of marketability, we used a put-option model that considers variables such as time to liquidity, volatility and the risk-free rate. Based on these analyses and consideration of restrictions, we applied estimated discounts for lack of marketability that declined from 30% in the March 19, 2008 valuation to 10% in the June 8, 2009 valuation, as the then-estimated time to an expected liquidity event decreased.

Summary of Stock Option Grants. Based on the analysis we performed for financial statement purposes, we determined that the stock options we granted in 2008 and 2009 had exercise prices different than or equal to the reassessed fair values of the common stock at the dates of grant. The following table compares the originally determined fair value and reassessed fair value:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Reassessed Fair Value of Common Stock per Share at Date of Grant	Intrinsic Value at Date of Grant
May 21, 2008	426,782	$1.29	$3.78	$1,064,394
July 17, 2008	53,486	1.29	3.78	133,394
September 25, 2008	28,485	1.29	3.78	71,042
January 9, 2009	102,646	1.29	6.28	511,998
February 10, 2009	46,510	1.29	6.28	231,992
March 17, 2009	16,393	1.29	6.28	81,768
September 17, 2009	62,496	2.32	7.57	327,854
November 4, 2009	17,441	7.57	10.23	46,393
December 8, 2009	15,116	7.57	10.23	40,209

For purposes of determining stock-based compensation expense, stock options granted in 2006 and on January 19, 2007 were valued based on the estimated fair value determined as of April 13, 2006. Stock options granted between March 21, 2007 and January 10, 2008 were valued based on the estimated fair value determined as of February 14, 2007. Stock options granted between May 21, 2008 and September 25, 2008 were valued based on the reassessed fair value determined as of May 1, 2008. Stock options granted between January 9, 2009 and March 17, 2009 were valued based on the reassessed fair value determined as of January 1, 2009. Stock options granted on September 17, 2009 were valued based on the reassessed fair value determined as of June 8, 2009. Stock options granted between November 4, 2009 and December 8, 2009 were valued based on the reassessed fair value determined as of October 16, 2009.

The estimated per share fair value of our common stock from January 7, 2008 to March 24, 2008 increased from $0.52 to $2.41, although there were no stock options granted during this period. The change in estimated fair value primarily reflects operational factors including advancement of torezolid phosphate and our preclinical program, including additional patient enrollment in our Phase 1 clinical trials evaluating torezolid phosphate. Also, as of March 24, 2008, based on an analysis of the biotechnology and pharmaceutical companies that had received a round of late-stage venture financing, or had completed an initial public offering, we estimated that there was a 10% probability of an initial public offering scenario, a 30% probability of a sale of our business and a 60% probability of an event in which no liquidity is available to common stockholders. We also applied a 30% discount for lack of marketability.

The estimated per share fair value of our common stock from March 24, 2008 to May 1, 2008 increased from $2.41 to $3.78. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program; and

•	The release of the successful Phase 1 clinical trial data for torezolid phosphate.

We estimated that as of May 1, 2008, there was a 20% probability of an initial public offering scenario, a 40% probability of a third party acquisition and a 40% probability of an event in which no liquidity is available to common stockholders. We also applied a 25% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from May 1, 2008 to January 1, 2009 increased from $3.78 to $6.28. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program;

•	Rapid patient enrollment in our Phase 2 clinical trial of torezolid phosphate; and

•	Positive interim Phase 2 clinical trial data.

We estimated that as of January 1, 2009, there was a 30% probability of an initial public offering scenario, a 50% probability of a third party acquisition and a 20% probability of an event in which no liquidity is available to common stockholders. We applied a 20% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from January 1, 2009 to June 8, 2009 increased from $6.28 to $7.57. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program; and

•	The release of our successful Phase 2 clinical trial data for torezolid phosphate.

We estimated that as of June 8, 2009, there was a 40% probability of an initial public offering scenario, a 40% probability of a third party acquisition and a 20% probability of an event in which no liquidity is available to common stockholders. We applied a 10% discount for lack of marketability based on the expected time to a liquidity event.

The estimated per share fair value of our common stock from June 8, 2009 to October 16, 2009 increased from $7.57 to $10.23. The change in estimated fair value reflects the following:

•	Organizational meeting held on October 2, 2009 relating to our proposed initial public offering; and

•	Positive results from our end of Phase 2 meeting with the FDA received on October 16, 2009, which included guidance from the FDA regarding our proposed Phase 3 clinical trials.

We used the same valuation methodology as was used in our June 8, 2009 valuation, however we updated it based on our increased confidence that we could complete an initial public offering based on our assessment of prevailing market conditions after discussions with our underwriters. We estimated that as of October 16, 2009, there was a 65% probability of an initial public offering scenario, a 25% probability of a third party acquisition and a 10% probability of an event in which no liquidity is available to common stockholders. We applied a 10% discount for lack of marketability based on the expected time to a liquidity event.

On January 13, 2010, we and the underwriters determined the price range set forth on the cover page of this prospectus. The midpoint of the range is $13.00 as compared to $10.23, management’s determination of the estimated fair value of our common stock on October 16, 2009, the date of our end of Phase 2 meeting with the FDA. This estimated fair value on October 16, 2009 represents a discount of 21% from the midpoint of the price range and an increase of 27% from the estimated fair value of our common stock on October 16, 2009. As is typical in initial public offerings, the price range set forth on the cover page of this prospectus was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting this price range were prevailing market conditions and estimates of our business potential. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the midpoint of the price range and management’s determination of the estimated fair value of our common stock on October 16, 2009 is primarily the result of the following factors:

•

The expansion of our board of directors to add two new members, Karin Eastham and Theodore R. Schroeder, in anticipation of our initial public offering, to include increased breadth of experience and knowledge relevant to our operation as a public biotechnology company;

•

Receipt of initial data from our ongoing Phase 1 clinical trial in early January 2010 that we believe indicate acceptable safety and tolerability of the IV dosage form of torezolid phosphate. We believe the initial data also indicate that no dose adjustment will be required between the IV and oral dosage forms of torezolid phosphate. The completion of this Phase 1 clinical trial is required before the initiation of the second of our two planned Phase 3 clinical trials;

•

Receipt of a Notice of Allowance on December 24, 2009 from the United States Patent and Trademark Office for a United States utility patent application related to torezolid phosphate. This notice reflects a decision by the patent examiner that the claims in the application are patentable and that the application can proceed from examination to issuance of a patent. Assuming that we or the United States Patent and Trademark Office does not withdraw the application from issue, we pay the Issue Fee, and the United States utility patent issues (and is valid and enforceable), the resulting patent will provide us the right to exclude third parties from making, using, offering for sale or selling torezolid phosphate in the United States or importing torezolid phosphate into the United States during the term of the patent and during the time of patent term adjustments and extensions if any, thereby enhancing our torezolid phosphate product exclusivity and increasing the overall potential value of the torezolid phosphate market to us;

•	An increase in the NASDAQ biotechnology index of approximately 5.5% and an increase in the NASDAQ composite index of approximately 7.0% during the period from October 16, 2009 to January 13, 2010;

•

Discussions in early January 2010 with the underwriters that took into account perceptions of the market for initial public offerings, as well as expectations that we would complete our initial public offering in the first quarter of 2010; and

•

The expectation, based on historical results that the completion of an initial public offering will increase the value of stock as a result of the significant increase in the liquidity and ability to trade/sell such securities.

Based on the $13.00 midpoint of the price range, the intrinsic value of the options outstanding at December 31, 2009, was $11.2 million, of which $6.2 million related to vested options and $5.0 million related to unvested options.

Stock-Based Compensation Summary. Stock-based compensation is reported in our statements of operations as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Research and development	$5	$18	$184	$116	$354
General and administrative	6	44	160	96	439

Total	$11	$62	$344	$212	$793

At December 31, 2008 and September 30, 2009, there was approximately $1.3 million and $1.8 million, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 1.63 and 1.45 years, respectively.

Preferred Stock Warrant Liability

We have estimated the fair value of all outstanding convertible preferred stock warrants. The warrant obligation is adjusted to fair value at the end of each reporting period. Such fair values were estimated using the Black-Scholes option-pricing model and an estimated term equal to each warrant’s contractual life, which range from six to 10 years. We will continue to adjust the warrant liability for changes in fair value until the earlier of